UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25/A
NOTIFICATION OF LATE FILING
Commission File Number: 001-38403
CUSIP: 22717L1013

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q

For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION

Cronos Group Inc.
Full Name of Registrant

Former Name if Applicable

111 Peter Street, Suite 300
Address of Principal Executive Office (Street and Number)

Toronto, Ontario, M5V 2H1
City, State and Zip Code

EXPLANATORY NOTE

This Amendment No. 1 on Form 12b-25/A amends the Company’s Form 12b-25 filed with the Securities and Exchange Commission on November 9, 2021 (the “Original Form 12b-25”). This 12b-25/A amends and restates Part IV of the Original Form 12b-25 and no other items in the Original Form 12b-25 are amended hereby. The only changes to Part IV are to change the word “profit” to “loss” in the third bullet point and to change the name of the contact person. No other changes are made to Part IV.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Terry Doucet	(416)	504-0004
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As outlined above in Part III of this Form 12b-25, the Company has not completed the preparation of its unaudited financial statements for the quarter ended September 30, 2021. Therefore, it is not possible to provide a reasonable estimate of the changes in results of operations from the three month period ended September 30, 2020. However, subject to finalization of its unaudited financial statements, the Company expects to report for the three month period ended September 30, 2021, as compared to the three month period ended September 30, 2020:
•a material increase in net revenue;
•a material increase in cost of sales;
•a small gross loss;
•a material increase in operating expenses;
•a material increase in operating loss;
•a material gain on revaluation of derivative liabilities; and
•a material loss in total other comprehensive income.

Cronos Group Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 18, 2022	By:	/s/ Kurt Schmidt
Kurt Schmidt
President & Chief Executive Officer